Exhibit D-5
                            UNITED STATES OF AMERICA
                                   BEFORE THE
                          NUCLEAR REGULATORY COMMISSION




ROCHESTER GAS AND ELECTRIC          )       Docket Nos. 50-410 and 50-244
CORPORATION                         )       Facility Operating Licenses
                                            Nos. NPF-69 and DPR-18



                             REQUEST FOR CONSENT TO
                            CORPORATE REORGANIZATION

I.       INTRODUCTION

         Rochester Gas and Electric Corporation ("RG&E," the "Company") hereby requests the consent of the Nuclear Regulatory Commission (the "Commission"), pursuant to 10 C.F.R. Section 50.80, to the indirect transfer of control of two licenses granted by the Commission: RG&E's possessory license for its 14% ownership interest in the Nine Mile Point Nuclear Station, Unit No. 2 ("Nine Mile 2") located in Scriba, New York; and the Company's operating license for its wholly-owned nuclear generating facility, the R.E. Ginna Nuclear Power Plant ("Ginna").

         RG&E is a New York corporation engaged principally in the generation, purchase, transmission, distribution and sale of electric power, and the purchase, transportation, distribution and sale of natural gas in service territories in western New York State, under the general regulatory supervision of the New York State Public Service Commission (the "NYPSC"). RG&E also sells electricity on the wholesale bulk power market, transmits electricity in interstate commerce, and operates hydroelectric generating facilities, all of which



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activities are subject to regulation by the Federal Energy Regulatory Commission
(the "FERC"). RG&E is an "electric utility" within the meaning of the Commission's regulations (10 C.F.R. Section 50.2).

         In conjunction with the restructuring of its regulated electric service business pursuant to the policy direction of the NYPSC, and in accordance with the provisions of the Amended and Restated Settlement Agreement, dated October 23, 1997 (the "Settlement"),(1) providing for such restructuring, RG&E proposes to pursue a corporate reorganization, in which RG&E would become a wholly-owned subsidiary of a holding company (the "Holdco")(2). This formal change in corporate structure would, in light of prior Commission determinations, be deemed to involve a change in control of RG&E, and accordingly an indirect transfer of the licenses to Holdco as the new owner of RG&E. Thus, the Company seeks the Commission's approval for this transaction, and for the indirect transfer of RG&E's licenses that it would entail.

         This application will set forth the regulatory background for, and the purposes and framework of, the proposed reorganization; it will also address a number of matters to which the Commission has directed particular attention in considering similar applications in the past. RG&E believes that the proposed reorganization would not affect its qualification for the licenses granted to it by the Commission, would not affect its status as an "electric utility" for the


     -----------------

1 Amended and Restated Settlement Agreement, dated October 23, 1997, resolving issues with respect to RG&E in proceedings before the NYPSC, Cases 94-E-0952, Matter of Competitive Opportunities Regarding Electric Service, and 96-E-0898, Matter of Rochester Gas and Electric Corporation's Plans for Electric Rate/Restructuring Pursuant to Opinion No. 96-12. A copy of the Settlement is attached hereto as Exhibit A.

      Thereafter the NYPSC issued two orders, the first approving the Settlement subject to certain modifications, and the second setting forth in detail the rationale for its decisions set forth in the earlier order. See Order Adopting Terms of Settlement Subject to Conditions and Changes, issued November 26, 1997 in Case No. 96-E-0898, and Opinion No. 98-1, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes, issued January 14, 1998 in Case No. 96-E-0898. A copy of each Order is attached hereto as Exhibit B and Exhibit C, respectively.

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Commission's purposes, and would in all other respects be consistent with law, regulations and Commission orders. The Company further believes that the information set forth herein should satisfy any concerns that the Commission might have on these points. Should it appear, however, that additional information would be helpful, the Company would be pleased to provide it promptly.

II.      THE PROPOSED REORGANIZATION

         Pursuant to orders issued by the NYPSC, and after extensive negotiations with the Staff of the Department of Public Service and other parties, RG&E entered into the Settlement, establishing a framework for competitive retail electric service in the Company's service territory, and otherwise providing for the restructuring of the Company's electric utility business consistent with the NYPSC's directives. The proposed corporate reorganization, as described hereinafter, is explicitly contemplated in the Settlement.(3)

         The reorganization that RG&E proposes to undertake, subject to shareholder and regulatory approvals, is substantially similar to reorganizations pursued by other electric utilities(4) in recent years, likewise involving the indirect transfer of control of licenses for nuclear generating facilities, and which the Commission has approved.(5) In accordance with a plan for

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(Footnote continued from previous page)
2 "Holdco" is used herein to indicate the proposed holding company solely for purposes of this application; RG&E intends, in conjunction with the creation of the holding company, to adopt an official corporate name for it.

3 See Settlement (Exhibit A) Pars. 62, 67, at pp. 50, 52-53; see also Settlement Schedule J, "Form of Petition to Form Holding Company."

4 For example, the other non-operating licensees for the Nine Mile 2 facility have similarly sought authorization to transfer their licenses in connection with their corporate restructurings: New York State Electric & Gas Corporation (application granted as of March 30, 1998); Long Island Lighting Company (application granted as of January 12, 1998); and Central Hudson Gas & Electric Corporation (application dated April 8, 1998).

5 See, e.g., Letter from NRC to Illinois Power Company, regarding Corporate Restructuring of Illinois Power Company (TAC No. M88222), dated January 31, 1994; Letter from NRC to Pennsylvania Power and Light Company, regarding Approval of Proposed Corporate Restructuring of Pennsylvania Power and Light Company (TAC Nos. M90079 and M90080), dated December 26, 1994; Letter from NRC to Detroit Edison Company, regarding Approval of Proposed Corporate Restructuring of Detroit Edison
(Footnote continued on next page)

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exchange of shares pursuant to Section 913 of the New York Business Corporations
Law, all the outstanding shares of the common stock of RG&E would be exchanged on a share-for-share basis for the shares of common stock of Holdco (subject to any exercise by shareholders of dissenters' rights). Upon consummation of the share exchange, each holder of RG&E common stock immediately prior to the share exchange would thereafter own a corresponding number of shares of Holdco common stock, and Holdco would own all the outstanding shares of RG&E common stock.(6) The 100 organizational shares of Holdco common stock held initially by RG&E would either be canceled or retained by RG&E, depending upon certain income tax consequences.

         As a wholly-owned subsidiary of Holdco, RG&E would retain its separate existence. It would continue to be an "electric utility" under Section 50.2 of the Commission's regulations, engaged in the business of generating, transmitting and distributing electric power. It would continue to be subject to ratemaking and other regulation by the NYPSC and FERC. It would also continue to be the owner of, and actual licensee for, its present interests in Nine Mile 2 and Ginna. It would, moreover, continue to recover its investment in those facilities through its rates for service, subject to the provisions of the Settlement during its term, and thereafter subject to the ratemaking authority of the NYPSC.

         Holdco, and not RG&E, would be the owner of any non-utility subsidiaries engaged in unregulated business activities. Moreover, the Settlement does not call for the divestiture of any utility assets. While it establishes certain financial incentives for the Company to sell generating facilities, and in particular offers the Company a greater share of any gains on such sales if

     -----------------

(Footnote continued from previous page)
      Company by Establishment of a Holding Company (TAC Nos. M91890 and 92343), dated August 30, 1995.
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consummated earlier rather than later in the Settlement term,(7) it does not require the divestiture of any of RG&E generation assets, including its interest in the Nine Mile 2 and the Ginna facilities. Nor does the Settlement permit the transfer of any utility assets by RG&E unless necessary approvals are granted by the NYPSC under Section 70 of the New York Public Service Law.

         The adoption of the holding company structure in the manner described would accomplish the clear separation of regulated public utility functions (including the transmission and distribution of electricity, and the continued provision of regulated retail electric service for customers not served by competitive retailers) from unregulated, competitive non-utility operations, consistent with regulatory policy directions at both the federal and State levels for the restructuring of the electric service industry. Moreover, the holding company structure represents a common and well-established form of business organization for companies engaged in multiple lines of business, particularly where some of the activities are regulated and others are conducted on a competitive basis. The holding company structure would afford increased financial, managerial and organizational flexibility to enhance RG&E's position in the changing environment of the electric industry, in particular by enabling a speedier response to competitive opportunities than is possible for a regulated business. It would accommodate the creation of unregulated subsidiaries, and thereby facilitate greater flexibility in financing competitive activities. At the same time, it would protect the legally separate regulated utility business -- and all of its customers -- from the risks attending competitive business enterprises. The transfer of direct equity ownership of RG&E to Holdco would constitute a legal change of control subject to


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(Footnote continued from previous page)
6 The Company's preferred stock and existing debt would remain outstanding securities of RG&E.

7     See Settlement (Exhibit A) at Par. 20, pp. 26-27.
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                                      -6-


Commission approval. However, the proposed restructuring would have minimal effect on the actual control of the Company, since its existing shareholders would become the owners of Holdco and thereby would indirectly control RG&E, as the regulated utility subsidiary of Holdco and the licensee for Nine Mile 2 and Ginna.

         In approving the Settlement, the NYPSC endorsed in principle the proposed restructuring, subject to the Company's filing of a petition substantially in the form attached as Schedule J to the Settlement. RG&E intends to file such a petition presently, as well as petitions to the FERC (under the Federal Power Act) for approval of the reorganization, and to the Securities and Exchange Commission (under the Public Utilities Holding Company Act of 1935 ("PUHCA")) for a determination that the proposed holding company structure would be exempt from the provisions of PUHCA. The Company will submit to the Commission copies of these petitions when filed.

III.     EFFECT OF PROPOSED REORGANIZATION ON RG&E'S FINANCIAL CONDITION

         The proposed reorganization would have no adverse effect on RG&E's financial health, and in particular would not impair the availability to RG&E of funds needed to carry out its activities and responsibilities under the Nine Mile 2 and Ginna licenses. A copy of RG&E's Annual Report to the Securities and Exchange Commission on Form 10-K, attached hereto as Exhibit D, demonstrates that the Company has reasonable assurance of obtaining necessary funds for ongoing operations.(8) As previously stated, after the proposed reorganization RG&E would remain subject to jurisdiction of the NYPSC with respect to rates for retail electric service, among other matters. Under the Settlement, the Company's costs of implementing the proposed

     -----------------

8 See Form 10-K (Exhibit D) at p. 26, "Competition and the Company's Prospective Financial Position", and pp. 27-30, "Liquidity and Capital Resources".

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corporate reorganization will not affect rates for service during the term of the Settlement, and may be deferred for subsequent recovery only to the extent of any excess of overall restructuring implementation costs over a specified threshold in a given rate year.(9) Any changes in the Company's arrangements for bulk power sales on the wholesale market, or in its rates for transmission of electric energy in interstate commerce, would remain subject to review and approval by FERC. The proposed corporate reorganization would not involve the sale of RG&E stock, or the sale or lease of the Company's facilities or other assets. It would have no effect on the Company's capital structure, or on its costs of obtaining financing. Nor would the adoption of a holding company structure alter the source of RG&E's funds for conducting its utility operations. The Company's costs of operating its nuclear facilities, the costs of any necessary capital improvements, and the funding of eventual decommissioning activities with respect to both of those facilities, would continue to be derived from customer payments for utility services subject to regulated rates, in the same manner as before the adoption of a holding company structure.

         In sum, the proposed reorganization is expected to bring about no change in the sources of RG&E's funds for continued plant operations, capital investments, and eventual plant decommissioning. Nor is it expected to alter the regulatory processes establishing rates and other terms and conditions of service from which those revenues are derived. Accordingly, RG&E believes that the proposed restructuring will not adversely affect its financial resources for the conduct of future activities under the licenses issued by the Commission for the Nine Mile 2 and Ginna facilities.

IV. EFFECT OF PROPOSED REORGANIZATION ON MANAGEMENT AND OPERATION OF NUCLEAR FACILITIES

     -----------------

9     See Settlement (Exhibit A) at Par. 17, p. 24.
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                                      -8-


         As noted above, RG&E has a 14% ownership interest in the Nine Mile 2 facility, sharing ownership with several other New York State electric utilities; the owner of the largest interest, Niagara Mohawk Power Corporation ("Niagara Mohawk"), has responsibility for operation of the plant, pursuant to a license issued by the Commission. RG&E's license for Nine Mile 2 is for the possession, rather than the operation, of its share of that facility. In contrast, RG&E is sole owner and operator of the Ginna plant, and it has an operating license for that facility authorizing both possession and operation.

         The reorganization proposed herein will have no effect on the management and operation of either facility. Niagara Mohawk will continue to be responsible for the ongoing on-site control, maintenance and operation of Nine Mile 2, subject to oversight in budget and planning matters in which RG&E and the other owner utilities will continue to participate. Niagara Mohawk's continued maintenance of all necessary technical qualifications, and its compliance in all other respects with the Nine Mile 2 operating license, will not be affected by the adoption of a holding company structure for RG&E.

         As discussed above, under the proposed reorganization RG&E would retain its wholly discrete and legally separate identity as a subsidiary of the holding company, and would continue to exercise its public utility functions as heretofore. The functions of management at the Holdco level would be directed chiefly toward the strategic development of its business enterprises, and toward administrative and financial matters. Joint management oversight with respect to Nine Mile 2, and all aspects of the operation of Ginna, would remain, as today, the responsibility of RG&E as a regulated utility. The Company's existing management functions, reporting channels, programs, policies and procedures with respect to its activities pursuant to its nuclear


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                                      -9-

licenses would continue unaltered by the proposed reorganization. A chart showing the Company's nuclear operations organization is attached hereto as Exhibit E.

         Thus, with respect to Nine Mile 2, RG&E will continue to participate with the other owner utilities in oversight of that facility, and in other non-operational responsibilities allocated to the non-operating owners by the governing contracts. Likewise, the Company's ownership and operational responsibilities for the Ginna plant, and its resources and arrangements to fulfill those responsibilities, would not be changed by the proposed reorganization. In sum, the Company's adoption of a holding company structure would in no way affect its management of nuclear operations, or its technical qualifications to conduct those operations. RG&E would continue to fulfill its obligations under the Commission's licenses as it has in the past.

V.       EFFECT OF PROPOSED REORGANIZATION ON DOMESTIC OWNERSHIP AND CONTROL OF
         RG&E

         Under the proposed reorganization, as described above, shares of Holdco would be exchanged on a one-for-one basis for publicly held shares of RG&E common stock. RG&E, which would continue to be a licensee for Nine Mile 2 and the licensee for Ginna, would become the wholly-owned subsidiary of Holdco. Upon the reorganization, therefore, Holdco would be owned by the former holders of RG&E's stock, in the same proportions as their prior ownership of RG&E. Currently available information indicates that only about 10,000 of approximately 39,000,000 outstanding shares of RG&E common stock -- significantly less than 1% -- are held by foreign persons or entities. Implementation of the proposed reorganization, such that RG&E is owned by a publicly held holding company, is not expected to bring about any change in the proportion of foreign ownership. Accordingly, the reorganization will not result in the ownership, control or domination of RG&E by an alien, a foreign corporation or a foreign government.

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VI       EFFECT OF PROPOSED REORGANIZATION ON COMPETITION

         A further matter addressed by the Commission, in its consideration of similar applications in the past, has been the potential effect of the proposed indirect license transfer on competition, and in particular the potential for the exercise of increased market power by the licensee as a result of the transaction. The adoption of the holding company structure, while facilitating the Company's entry into competitive business activities, would also effect the legal and structural separation of such activities from regulated utility businesses. The reorganization would therefore not enable the exercise of market power, either vertical or horizontal, by Holdco (the indirect transferee of control over the RG&E licenses) or by the licensee, RG&E, itself.

         Quite to the contrary, RG&E's restructuring under the terms of the Settlement can be expected to facilitate the growth of unprecedented competition in the provision of energy services in RG&E's service territory. Over its term, the Settlement provides for the introduction of competitive electric service for increasing proportions of RG&E's market; retail customers in the Company's service area will be able for the first time to purchase energy and capacity from competitive suppliers. At the same time, during the Settlement term RG&E will remain subject to an obligation to provide regulated retail electric service to all customers that, by choice or otherwise, do not take service from competitive suppliers.(10)

         The indirect transfer of control over the licenses that would occur with the adoption of a holding company structure could have no material effect on the Company's ability to exercise market power, either within or without its service territory, whether in retail or in wholesale markets. The consequences of the Company's restructuring are pro-competitive, and the


     -----------------

10    See Settlement (Exhibit A) at Par. 65, pp. 51-52.
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contemplated indirect transfer to Holdco of control of the licenses for Nine
Mile 2 and Ginna presents no impediment whatever to vigorous competition in any market, retail or wholesale.

VII.     SUBSEQUENT TRANSFERS OF RG&E ASSETS

         RG&E undertakes to inform the Director of Nuclear Reactor Regulation sixty days before the transfer from it to Holdco, or to any direct or indirect subsidiary of Holdco, of facilities for the production, transmission or distribution of electricity (but excluding grants of security interests or liens) having a depreciated book value, in total as determined during any twelve-month period, in excess of ten percent of the depreciated book value of RG&E's consolidated net utility plant, as recorded on the Company's books of account.

VIII.    CONCLUSION

         RG&E believes that the information set forth in this application, and in the Exhibits attached hereto, is sufficient for the Commission to grant its consent to the proposed reorganization, and to the indirect transfer of RG&E's licenses in the manner described above. The proposed reorganization will not impair RG&E's qualifications as a licensee for the Nine Mile 2 and Ginna facilities, nor its ability to carry out its obligations under those licenses. Moreover, the transaction described would be consistent with applicable laws and regulations of the Commission. RG&E respectfully requests that the Commission review and approve this application so as to enable the Company to proceed promptly with further steps necessary for its restructuring in the manner contemplated in the Settlement.

         RG&E is planning to hold its annual shareholders' meeting in mid-April 1999, and would prefer to bring the proposed holding company reorganization before the shareholders at that time. In order to enable the Company to complete the substantial preparations necessary before the submission of such a proposal for shareholder approval, including but not limited to formal

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                                      -12-


action by the Company's Board of Directors and the preparation and dissemination of appropriate disclosure materials, RG&E respectfully requests that the Commission act upon the present application as soon as practicable, but in any event by February 1, 1999. RG&E would be pleased to provide promptly any further information that the Commission may require for its consideration of this application.

                                       Respectfully submitted,

                                       ROCHESTER GAS AND ELECTRIC
                                          CORPORATION

                                       By: /s/ Paul C. Wilkens
                                              Paul C. Wilkens

                                       Title: Senior Vice President - Generation


Dated:   July 30, 1998
Rochester, New York


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Exhibit to Exhibit D-5

              EXHIBITS TO ROCHESTER GAS AND ELECTRIC CORPORATION'S
                 JULY 31, 1998 FILING AT THE NUCLEAR REGULATORY
              COMMISSION UNDER SECTION 184 OF THE ATOMIC ENERGY ACT
                            AND 10 C.F.R. PART 50.80




*Exhibit  A     Amended and Restated Settlement Agreement dated October 23, 1997


*Exhibit  B     Order of the New York State Public Service Commission, Case
                96-E-0898, In the Matter of Rochester Gas and Electric
                Corporation's Plans for Electric Rate/ Restructuring Pursuant to Opinion No. 96-12, Order Adopting Terms of Settlement
                Subject to Conditions and Changes
                (Nov. 26, 1997)


*Exhibit  C     Order of the New York State Public Service Commission, Case
                96-E-0898, In the Matter of Rochester Gas and Electric
                Corporation's Plans for Electric Rate/ Restructuring Pursuant to Opinion No. 96-12, Opinion and Order Adopting Terms of
                Settlement Subject to Conditions and
                Changes (Jan. 14, 1998)


**Exhibit D     Rochester Gas and Electric Corporation's Form 10-K for the year ending December 31, 1997









         *Pursuant to the instructions for the filing of an application using Form U-1, these exhibits have been omitted as they are neither relevant nor material to this Application.

         **This exhibit is incorporated by reference.